Exhibit 99.2

Centogene AG
Unaudited interim condensed consolidated statements of comprehensive loss for the three and nine-months ended September 30, 2018 and 2019
(in EUR thousand)

		For the three months ended September 30,		For the nine months ended September 30,
	Note	2018	2019	2018	2019

Revenue	4	13,380	11,638	30,392	33,559
Cost of sales		6,572	6,641	15,698	19,499
Gross profit		6,808	4,997	14,694	14,060
Research and development expenses		1,427	2,011	3,783	6,119
General administrative expenses		5,493	4,884	14,523	16,487
Selling expenses		1,791	1,788	4,639	6,144
Other operating income	5.1	839	935	1,792	2,623
Other operating expenses	5.2	68	92	733	556
Real estate transfer tax expenses	6	—	—	—	1,200
Operating loss		(1,132)	(2,843)	(7,192)	(13,823)
Interest and similar income		2	—	16	12
Interest and similar expense	6	247	1,433	933	1,865
Financial costs, net		(245)	(1,433)	(917)	(1,853)
Loss before taxes		(1,377)	(4,276)	(8,109)	(15,676)
Income taxes (benefits)/expenses		(152)	—	(262)	163
Loss for the period		(1,225)	(4,276)	(7,847)	(15,839)
Other comprehensive income, all attributable to equity holders of the parent		(52)	(1)	(8)	9
Total comprehensive loss		(1,277)	(4,277)	(7,855)	(15,830)
Attributable to:
Equity holders of the parent		(1,064)	(4,247)	(7,498)	(15,674)
Non-controlling interests		(213)	(30)	(357)	(156)
		(1,277)	(4,277)	(7,855)	(15,830)
Loss per share - Basic and diluted		(4)	(13)	(29)	(49)

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements

Centogene AG
Unaudited interim condensed consolidated statements of financial position as at December 31, 2018 and September 30, 2019
(in EUR thousand)

Assets	Note	December 31, 2018	September 30, 2019
Non-current assets
Intangible assets		8,795	12,466
Property, plant and equipment	3, 6	39,115	9,369
Right-of-use assets	3, 6	—	19,094
Other assets	6, 7	—	3,000
		47,910	43,929
Current assets
Inventories		1,346	1,586
Trade receivables	7	10,901	13,683
Other assets	7	7,295	8,528
Cash and cash equivalents	8	9,222	6,061
		28,764	29,858
		76,674	73,787

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements

Equity and liabilities	Note	December 31, 2018	September 30, 2019
Equity
Issued capital		322	322
Capital reserve		46,923	47,417
Retained earnings and other reserves		(19,964)	(35,638)
Non-controlling interests		(757)	(913)
		26,524	11,188
Non-current liabilities
Non-current loans	10	12,915	2,029
Lease liabilities	3, 10.1	1,712	14,107
Other liabilities	10.3	11,240	9,913
		25,867	26,049
Current liabilities
Investment subsidies	10.3	794	1,288
Current loans	10.1	3,702	4,262
Lease liabilities	3, 10.1	1,350	2,902
Liabilities from income taxes	10.3	10	173
Trade payables	10.3	5,429	8,709
Other liabilities	10.3	12,998	19,216
		24,283	36,550
		76,674	73,787

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements

Centogene AG
Unaudited interim condensed consolidated statements of cash flows for the nine-months ended September 30, 2018 and 2019
(in EUR thousand)

	Note	2018	2019
Operating activities
Loss before taxes		(8,109)	(15,676)
Adjustments to reconcile earnings to cash flow from operating activities:
Amortization and depreciation	4	3,646	4,461
Interest income		(16)	(12)
Interest expense		933	1,865
Gain on the disposal of property, plant and equipment		—	(532)
Share-based payment expenses		5,051	5,299
Real estate transfer tax expenses	6	—	1,200
Other non-cash items		(275)	(26)
Changes in operating assets and liabilities:
Inventories		(969)	(240)
Trade receivables	7	(6,153)	(2,782)
Other assets	7	(1,089)	(739)
Trade payables	10.3	1,526	3,280
Other liabilities	10.3	1,366	448
Cash flow used in operating activities		(4,089)	(3,454)
Investing activities
Cash paid for investments in intangible assets		(2,485)	(5,366)
Cash paid for investments in property, plant and equipment		(6,737)	1,266
Grant received for investment in property, plant and equipment	10.3	2,184	341
Cash received from disposals of property, plant and equipment		—	19,800
Interest received		16	12
Cash flow from/used in investing activities		(7,022)	(13,521)
Financing activities
Cash received from equity contributions, net	9	10,098	—
Cash received from loans	10.1	5,021	1,545
Cash repayments of loans	10.1	(2,752)	(11,871)
Cash received from finance leases	3, 10.1	—	470
Cash repayments of financial leases/lease liabilities	3, 10.1	(1,507)	(1,507)
Interest paid		(933)	(1,865)
Cash flow generated from/(used) in financing activities		9,927	(13,228)
Changes in cash and cash equivalents		(1,184)	(3,161)
Cash and cash equivalents at the beginning of the period		3,157	9,222
Cash and cash equivalents at the end of the period		1,973	6,061

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements

Centogene AG
Unaudited interim condensed consolidated statements of changes in equity for the nine-months ended September 30, 2018 and 2019

		Attributable to the owners of the parent
	Note	Issued capital	Capital reserve	Currency translation reserve	Retained earnings	Total	Non controlling interests	Total equity
		(in EUR thousand)
As of January 1, 2018		262	25,467	(8)	(8,985)	16,736	(382)	16,354
Loss for the period		—	—	—	(7,490)	(7,490)	(357)	(7,847)
Other comprehensive loss		—	—	(8)	—	(8)	—	(8)
Total comprehensive loss		—	—	(8)	(7,490)	(7,498)	(357)	(7,855)

Share-based payments	11		1,611	—	—	1,611	—	1,611
Issuance of shares	9	34	10,064	—	—	10,098	—	10,098
As of September 30, 2018		296	37,142	(16)	(16,475)	20,947	(739)	20,208

		Attributable to the owners of the parent
	Note	Issued capital	Capital reserve	Currency translation reserve	Retained earnings	Total	Non controlling interests	Total equity
		(in EUR thousand)
As of January 1, 2019		322	46,923	(16)	(19,948)	27,281	(757)	26,524
Loss for the period		—	—	—	(15,683)	(15,683)	(156)	(15,839)
Other comprehensive loss		—	—	9	—	9	—	9
Total comprehensive loss		—	—	9	(15,683)	(15,674)	(156)	(15,830)

Share-based payments	11		494		—	494	—	494
As of September 30, 2019		322	47,417	(7)	(35,631)	12,101	(913)	11,188

Notes to the interim condensed consolidated financial statements as of December 31, 2018 and September 30, 2019 and for the three months and nine months ended September 30, 2018 and 2019

1	General company information

As of September 30, 2019, the parent company of the Group is Centogene AG (“the Company”). The Company’s registered office is located at Am Strande 7 in 18055 Rostock, Germany and the Company is registered in the Rostock commercial register under the HRB no. 13225. The Company, together with its subsidiaries, is referred to in these financial statements as “the Group”.

The Group is a commercial-stage company focused on rare diseases that transforms real-world clinical and genetic data into actionable information for patients, physicians and pharmaceutical companies. The Group’s goal is to bring rationality to treatment decisions and to accelerate the development of new orphan drugs by using our knowledge of the global rare disease market, including epidemiological and clinical data and innovative biomarkers.

2	Basis of preparation

The interim condensed consolidated financial statements for the three and nine months ended September 30, 2018 and 2019 have been prepared in accordance with IAS 34 Interim Financial Reporting.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual consolidated financial statements as of December 31, 2017 and 2018 and for the three years ended December 31, 2018.

Notes to the interim condensed consolidated financial statements as of December 31, 2018 and September 30, 2019 and for the three months and nine months ended September 30, 2018 and 2019

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2018, except for the adoption of new standards effective as of January 1, 2019 (see note 3). The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

Several other amendments and interpretations apply for the first time in 2019, but do not have an impact on the interim condensed consolidated financial statements of the Group.

These interim condensed consolidated financial statements are presented in euro, which is the Company’s functional currency. Unless otherwise specified, all financial information presented in euro is rounded to the nearest thousand (EUR k) in line with customary commercial practice, except when otherwise indicated.

3	Effects of new accounting standards

IFRS 16 Leases

IFRS 16 supersedes IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for most leases under a single on-balance sheet model.

The Group adopted IFRS 16 as of January 1, 2019, using the modified retrospective method of adoption. The Group elected to use the transition practical expedient allowing the standard to be applied only to contracts that were previously identified as leases applying IAS 17 and IFRIC 4 at the date of initial application. The Group also elected to use the recognition exemptions for lease contracts that, at the commencement date, have a lease term of 12 months or less and do not contain a purchase option (‘short-term leases’), and lease contracts for which the underlying asset is of low value (‘low-value assets’).

Notes to the interim condensed consolidated financial statements as of December 31, 2018 and September 30, 2019 and for the three months and nine months ended September 30, 2018 and 2019

The effect of adoption of IFRS 16 is as follows:

Impact on the statement of financial position (increase/(decrease)) as at January 1, 2019:

In EUR k

Assets
Property, plant and equipment	(5,364)
Right-of-use assets	5,767
Total assets	403

Liabilities
Lease liabilities – Current	93
Lease liabilities – Non-Current	310
Total liabilities	403

Based on the foregoing, as at 1 January 2019:

•	Right-of-use assets of EUR 5,767k, were recognised and presented separately in the consolidated statement of financial position. This includes the lease assets recognised previously under finance leases of EUR 5,364k, that were reclassified from Property, plant and equipment.

•	Additional lease liabilities of EUR 403k, were recognised.

a)	Nature of the effect of the adoption of IFRS 16

The Group has lease contracts for offices as well as various items of plant, machinery, motor vehicles and other equipment. Prior to the adoption of IFRS 16, the Group classified each of its leases (as lessee) at the inception date as either a finance lease or an operating lease. A lease was classified as a finance lease if it transferred substantially all of the risks and rewards incidental to ownership of the leased asset to the Group; otherwise it was classified as an operating lease. Finance leases were capitalised at the commencement of the lease at the inception date fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments were apportioned between interest (recognised as finance costs) and reduction of the lease liability. For operating leases, the leased property was not capitalised and the lease payments were recognised as rent expense in the statement of profit or loss on a straight-line basis over the lease term. Any prepaid rent and accrued rent were recognised under Prepayments and Trade and other payables, respectively.

Notes to the interim condensed consolidated financial statements as of December 31, 2018 and September 30, 2019 and for the three months and nine months ended September 30, 2018 and 2019

Upon adoption of IFRS 16, the Group applied a single recognition and measurement approach for all leases under which it is the lessee, except for short-term leases and leases of low-value assets. The Group recognised lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

•	Leases previously classified as finance leases

The Group did not change the initial carrying amounts of recognised assets and liabilities at the date of initial application for leases previously classified as finance leases (i.e., the right-of-use assets and lease liabilities equal the lease assets and liabilities recognised under IAS 17). The requirements of IFRS 16 was applied to these leases from January 1, 2019.

In accordance with the modified retrospective method of adoption, the Group does not restate its comparative figures but recognises the cumulative effect of adopting IFRS 16 as an adjustment to equity at the beginning of the current period.

b)	Summary of new accounting policies

Set out below are the new accounting policies of the Group upon adoption of IFRS 16:

•	Right-of-use assets

The Group recognises right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognised, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Unless the Group is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognised right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term. Right-of-use assets are subject to impairment.

Notes to the interim condensed consolidated financial statements as of December 31, 2018 and September 30, 2019 and for the three months and nine months ended September 30, 2018 and 2019

•	Lease liabilities

At the commencement date of the lease, the Group recognises lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for leases reasonably certain to be terminated. The variable lease payments that do not depend on an index or a rate are recognised as expenses in the period during which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Group uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

•	Short-term leases and leases of low-value assets

The Group applies the short-term lease recognition exemption to its short-term leases of machinery and equipment (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered of low value (i.e., below EUR 5k). Lease payments on short-term leases and leases of low-value assets are recognised as expenses on a straight-line basis over the lease term.

•	Sale and leaseback transactions

The Group applies IFRS 15 for determining if the transfer of an asset to the buyer (lessor) is to be accounted for as a sale of assets. After the sale of assets is concluded, the Group measures the right-of-use assets arising from the leaseback at the proportion of the previous carrying value of the asset that relates to the right of use retained by the Group. Accordingly, the Group recognizes only the amount of any gain or loss that relates to the rights transferred to the buyer (lessor).

Notes to the interim condensed consolidated financial statements as of December 31, 2018 and September 30, 2019 and for the three months and nine months ended September 30, 2018 and 2019

If the consideration for the sale of an asset does not equal the fair value of the asset, or if the lease payments are not at market rates, the Group makes the following adjustments to measure the sale proceeds at fair value:

•	any below-market terms shall be accounted for as a prepayment of lease payments

•	any above-market terms shall be accounted for as additional financing provided by the buyer-lessor to the seller-lessee

The adoption of IFRS 16 did not have any impact to the equity as of January 1, 2019, while total assets and total liabilities as of January 1, 2019 have been increased by EUR 403k, in relation to the right-of-use assets and lease liabilities related to leasing of vehicles and office space in the United States.

c)	Amounts recognised in the statement of financial position and profit or loss

Set out below, are the carrying amounts of the Group’s right-of-use assets and lease liabilities and the movements during the period:

	Right-of-use assets
In EUR k	Building*	Plant and equipment	Motor vehicles	Offices	Total	Lease liabilities

As at January 1, 2019	-	5,364	12	391	5,767	3,465
Additions	13,456	470	-	450	14,376	14,946
Depreciation expenses	(53)	(908)	(4)	(84)	(1,049)	-
Interest expenses	-	-	-	-	-	105
Payments	-	-	-	-	-	(1,507)
As at September 30, 2019	13,403	4,926	8	757	19,094	17,009

*As the lease of land and buildings are made through one contract, all the right-of-use assets are allocated to Buildings.

Notes to the interim condensed consolidated financial statements as of December 31, 2018 and September 30, 2019 and for the three months and nine months ended September 30, 2018 and 2019

Set out below, are the amounts recognised in profit or loss:

in EUR k	For the three months ended September 30, 2019	For the nine months ended September 30, 2019
Depreciation expense of right-of-use assets	385	1,049
Interest expenses on -/lease liabilities under IFRS 16	40	105
Rent expenses – short-term leases	41	151
Rent expense – leases of low-value assets	5	14
Total amounts recognized in profit or loss	471	1,319

IFRIC Interpretation 23 Uncertainty over Income Tax Treatment (the “Interpretation”)

The Interpretation addresses the accounting for income taxes when tax treatments involve uncertainty that affects the application of IAS 12 and does not apply to taxes or levies outside the scope of IAS 12, nor does it specifically include requirements relating to interest and penalties associated with uncertain tax treatments. The Interpretation specifically addresses the following:

-	Whether an entity considers uncertain tax treatments separately;

-	The assumptions an entity makes about the examination of tax treatments by taxation authorities;

-	How an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates; and

-	How an entity considers changes in facts and circumstances.

An entity has to determine whether to consider each uncertain tax treatment separately or together with one or more other uncertain tax treatments. The approach that better predicts the resolution of the uncertainty should then be followed.

The Group applies the Interpretation for the reporting period beginning on 1 January 2019. The Interpretation did not have an impact on the consolidated financial statements since the Company and the subsidiaries are in tax loss positions and do not have any outstanding income tax liabilities.

Notes to the interim condensed consolidated financial statements as of December 31, 2018 and September 30, 2019 and for the three months and nine months ended September 30, 2018 and 2019

4	Segment information

Three months ended September 30

in EUR k	Three months ended September 30, 2018
	Pharmaceutical	Diagnostics	Corporate	Total
Rendering of services	6,864	6,144	-	13,008
Sales of goods	372	-	-	372
Revenues from external customers	7,236	6,144	-	13,380

Recognized over time	2,864	6,144	-	9,008
Recognized at a point in time	4,372	-	-	4,372
Revenues from external customers	7,236	6,144	-	13,380

Adjusted EBITDA	5,916	842	(3,667)	3,091

Capital Expenditures
Additions to property, plant and equipment	772	-	-	772
Additions to intangible assets	732	-	218	950

Other segment information
Depreciation and amortization	253	472	719	1,444
Research and development expenses	-	-	1,427	1,427

in EUR k	Three months ended September 30, 2019
	Pharmaceutical	Diagnostics	Corporate	Total
Rendering of services	4,512	6,805	-	11,317
Sales of goods	321	-	-	321
Revenues from external customers	4,833	6,805	-	11,638

Recognized over time	4,512	6,805	-	11,317
Recognized at a point in time	321	-	-	321
Revenues from external customers	4,833	6,805	-	11,638

Adjusted EBITDA	3,400	757	(4,917)	(760)

Capital Expenditures
Additions to property, plant and equipment	-	150	276	426
Additions to intangible assets	1,672	-	579	2,250

Other segment information
Depreciation and amortization	281	542	788	1,612
Research and development expenses	-	-	2,011	2,011

Notes to the interim condensed consolidated financial statements as of December 31, 2018 and September 30, 2019 and for the three months and nine months ended September 30, 2018 and 2019

Nine months ended September 30

in EUR k	Nine months ended September 30, 2018
	Pharmaceutical	Diagnostics	Corporate	Total
Rendering of services	12,519	16,886	-	29,405
Sales of goods	987	-	-	987
Revenues from external customers	13,506	16,886	-	30,392

Recognized over time	8,519	16,886	-	25,405
Recognized at a point in time	4,897	-	-	4,987
Revenues from external customers	13,506	16,886	-	30,392

Adjusted EBITDA	10,673	2,417	(11,585)	(1,505)

Capital Expenditures
Additions to property, plant and equipment	816	1,563	4,358	6,737
Additions to intangible assets	1,612	-	873	2,485

Other segment information
Depreciation and amortization	748	1,465	1,433	3,646
Research and development expenses	-	-	3,783	3,783

in EUR k	Nine months ended September 30, 2019
	Pharmaceutical	Diagnostics	Corporate	Total
Rendering of services	12,545	20,028	-	32,573
Sales of goods	986	-	-	986
Revenues from external customers	13,531	20,028	-	33,559

Recognized over time	11,964	20,028	-	31,992
Recognized at a point in time	1,567	-	-	1,567
Revenues from external customers	13,531	20,028	-	33,559

Adjusted EBITDA	9,561	1,298	(14,922)	(4,063)

Capital Expenditures
Additions to property, plant and equipment	179	419	668	1,266
Additions to intangible assets	3,458		1,909	5,366

Other segment information
Depreciation and amortization	794	1,627	2,039	4,461
Research and development expenses	-	-	6,119	6,119

Notes to the interim condensed consolidated financial statements as of December 31, 2018 and September 30, 2019 and for the three months and nine months ended September 30, 2018 and 2019

Adjustments

Corporate expenses, depreciation and amortization, interest and similar income and expenses as well as share-based payment expenses are not allocated to individual segments as the underlying instruments are managed on a group basis. Current taxes and deferred taxes are allocated to Corporate as they are also managed on a group basis.

Corporate expenses for the nine months ended September 30, 2019 also included real estate transfer tax of EUR 1,200k (the nine months ended September 30, 2018: EUR nil) related to an intercompany sale of land and building. See note 6 for further details.

Capital expenditure consists of additions of property, plant and equipment, intangible assets and right-of-use assets.

Reconciliation of segment Adjusted EBITDA to Group loss for the period

For the three months ended September 30	2018	2019
Reported segment Adjusted EBITDA	6,758	4,157
Corporate expenses	(3,667)	(4,917)
	3,091	(760)
Share-based payment expenses	(2,779)	(471)
Depreciation and amortization	(1,444)	(1,612)
Operating loss	(1,132)	(2,843)
Financial costs, net	(245)	(1,433)
Income taxes benefits	152	-
Loss for the the three months ended September 30	(1,225)	(4,276)

For the nine months ended September 30	2018	2019
Reported segment Adjusted EBITDA	13,090	10,859
Corporate expenses	(11,585)	(14,922)
	1,505	(4,063)
Share-based payment expenses	(5,051)	(5,299)
Depreciation and amortization	(3,646)	(4,461)
Operating loss	(7,192)	(13,823)
Financial costs, net	(917)	(1,853)
Income taxes benefits/(expenses)	262	(163)
Loss for the the nine months ended September 30	(7,847)	(15,839)

Notes to the interim condensed consolidated financial statements as of December 31, 2018 and September 30, 2019 and for the three months and nine months ended September 30, 2018 and 2019

Geographical information

Three months ended September 30

in EUR k	For the three months ended September 30, 2018
	Pharmaceutical	Diagnostics	Total
Revenues
Europe	500	1,444	1,944
- Germany*	500	-	500
Middle East	-	3,486	3,486
- Saudi Arabia	-	792	792
North America	6,736	462	7,198
- United States#	6,736	303	7,029
Latin America	-	505	505
Asia Pacific	-	247	247
Total	7,236	6,144	13,380

* country of the incorporation of Centogene AG

# country contributing more than 10% of of the Group’s total consolidated revenues for the three months ended September 30, 2018

in EUR k	For the three months ended September 30, 2019
	Pharmaceutical	Diagnostics	Total
Revenues
Europe	18	1,945	1,963
- Germany*	18	78	96
Middle East	-	3,407	3,407
- Saudi Arabia#	-	1,921	1,921
North America	4,815	325	5,140
- United States#	4,815	307	5,122
Latin America	-	829	829
Asia Pacific	-	299	299
Total	4,833	6,805	11,638

* country of the incorporation of Centogene AG

# countries contributing more than 10% of of the Group’s total consolidated revenues for the three months ended September 30, 2019

Notes to the interim condensed consolidated financial statements as of December 31, 2018 and September 30, 2019 and for the three months and nine months ended September 30, 2018 and 2019

Nine months ended September 30

in EUR k	For the nine months ended September 30, 2018
	Pharmaceutical	Diagnostics	Total
Revenues
Europe	566	4,480	5,046
- Germany*	500	108	608
Middle East	-	8,936	8,936
- Saudi Arabia#	-	3,781	3,781
North America	12,940	1,146	14,086
- United States#	12,940	497	13,437
Latin America	-	1,586	1,586
Asia Pacific	-	738	738
Total	13,506	16,886	30,392

* country of the incorporation of Centogene AG

# countries contributing more than 10% of of the Group’s total consolidated revenues for the nine months ended September 30, 2018

in EUR k	For the nine months ended September 30, 2019
	Pharmaceutical	Diagnostics	Total
Revenues
Europe	298	5,357	5,655
- Germany*	213	211	424
Middle East	61	10,117	10,178
- Saudi Arabia#	-	5,102	5,102
North America	13,172	1,646	14,818
- United States#	13,172	1,280	14,452
Latin America	-	2,148	2,148
Asia Pacific	-	760	760
Total	13,531	20,028	33,559

* country of the incorporation of Centogene AG

# countries contributing more than 10% of the Group’s total consolidated revenues for the nine months ended September 30, 2019

Notes to the interim condensed consolidated financial statements as of December 31, 2018 and September 30, 2019 and for the three months and nine months ended September 30, 2018 and 2019

We collaborated with the majority of our pharmaceutical partners on a worldwide basis in 2018 and 2019. In addition, in cases where pharmaceutical partners are developing a new rare disease treatment, it is generally anticipated that the final approved treatment will be made available globally. As a result, revenues of the pharmaceutical segment by geographical region are allocated by reference to the location where each pharmaceutical partner mainly operates, which is based on the region from which most of their revenues are generated. The allocation of revenues in the diagnostics segment is based on the location of each customer.

During the three and nine months ended September 30, 2019, revenues from one pharmaceutical partner represented 25.4% and 26.5% respectively, of the Group’s total revenues (the three and nine months ended September 30, 2018: 20.7% and 27.4% respectively).

In the three months ended September 30, 2018, Centogene entered into two major collaborations, one with Evotec and the other with Denali. Under the terms of these collaborations upfront payments totaling EUR 4,000k were received related to specified portions of the Group’s intellectual property. These upfront payments were recognized as revenues during the period as they represented the transaction price to be allocated to the grant of licences which are distinct and qualify as a licence to use such intellectual property for an unlimited period or for the time specified in the agreements. No such revenues were recognized in the three months ended September 30, 2019.

Non-current assets of the Group consist of property, plant and equipment, intangible assets as well as right-of-use assets. All of such assets are located in Germany, which is the country of the incorporation of the Company, except for property, plant and equipment of EUR 285k (December 31, 2018: EUR 718k) and right-of-use assets of EUR 1,140k (December 31, 2018: EUR nil), which is located in the United States.

Notes to the interim condensed consolidated financial statements as of December 31, 2018 and September 30, 2019 and for the three months and nine months ended September 30, 2018 and 2019

5	Other income and expenses

5.1	Other operating income

	For the three months ended September 30		For the nine months ended September 30
in EUR k	2018	2019	2018	2019
Government grants	484	363	1,338	1,833
Income from the reversal of provisions	95	-	100	89
Gain on disposal of property, plant and equipment	-	532	-	532
Others	260	40	354	169
Total other operating income	839	935	1,792	2,623

Government grants contain performance-based grants to subsidize research, development and innovation in the state of Mecklenburg-Western Pomerania from funds granted by the European Regional Development Fund. Furthermore, government grants contain the release of deferred income from investment related grants.

In July 2019, the Group entered into a sale and leaseback transaction and sold the Rostock headquarters building to a third party and then leased the building from the third party for a period of 12 years at a fixed rate per month with the option to extend. The sale of the Rostock headquarters resulted in a gain of EUR 532k and is recognized in the current period (see note 6).

5.2	Other operating expenses

	For the three months ended September 30		For the nine months ended September 30
in EUR k	2018	2019	2018	2019
Currency losses	-	-	191	2
Expected credit loss allowances on trade receivables	68	92	542	554
Total other operating expenses	68	92	733	556

6	Sale and Leaseback transaction

In June 2019, in preparation for a sale and leaseback transaction, the Company sold its land and building (the Rostock headquarters building) with a carrying value of EUR 22,778k to another subsidiary of the Group. Such intercompany transaction resulted in a real estate transfer tax expense of EUR 1,200k and was recognized in the nine months period ended September 30, 2019.

Notes to the interim condensed consolidated financial statements as of December 31, 2018 and September 30, 2019 and for the three months and nine months ended September 30, 2018 and 2019

In July 2019, the Group concluded the sale and leaseback transaction and sold the Rostock headquarters building to a third party for EUR 24,000k, representing the fair value of the building as of June 30, 2019. The Group then leased the building from the third party for a period of 12 years at a fixed rate per month with the option to extend.

The consideration received was used to repay the loans related to the construction of the building of EUR 10,776k (see note 10), plus additional interest of EUR 1,159k. In addition, part of the consideration was used to pay the rental deposit of the lease of EUR 3,000k. The deposit was subsequently reduced to EUR 1,500k in November 2019.

The transaction was recorded according to IFRS 16, resulting in a gain on disposal of fixed assets of EUR 532k (see note 5.1), a decrease in property, plant and equipment of approximately EUR 22,778k, an increase of right-of-use assets of approximately EUR 13,456k (see note 3) and increases in lease liabilities of approximately EUR 14,091k (see note 10).

7	Trade receivables and other assets

in EUR k	December 31, 2018	September 30, 2019
Current
Trade receivables	8,572	10,674
Contract assets	2,329	3,009
Receivables due from shareholders	2,170	2,664
Other assets	5,125	5,864
Total	18,196	22,211

Non-current
Other assets - Rental deposit	-	3,000

Total non-current and current trade receivables and other assets	18,196	25,211

Trade receivables are non-interest bearing and generally portfolio-based expected credit loss allowances are recognized on trade receivables.

Notes to the interim condensed consolidated financial statements as of December 31, 2018 and September 30, 2019 and for the three months and nine months ended September 30, 2018 and 2019

The Group’s trade receivables and contract assets were designated as collateral in respect of existing loan agreements (see note 10).

Other assets

Other assets include VAT receivables of EUR 756k (December 31, 2018: EUR 1,317k), prepaid expenses of EUR 716k (December 31, 2018: EUR 476k) as well as receivables from grants of EUR 416k (December 31, 2018: EUR 489k). Other assets also include costs relating to the initial public offering of EUR 3,720k (December 31, 2018: EUR 2,591k), which will be offset against the capital reserve upon completion of the transaction in November 2019.

8	Cash and short-term deposits

The Group has pledged a part of its short-term deposits to fulfil collateral requirements related to its overdraft facility currently used up to EUR 2,500k. See note 10 for further details. The restriction applying to the collateral in the amount of EUR 2,500k may be terminated at any time subject to the full amount of the overdraft being repaid.

9	Equity

By decisions taken on April 24, 2018 and on May 3, 2018, the Management Board, with the approval of the Supervisory Board, resolved to issue 34,010 Preferred A shares from the Authorized Capital 2017 to increase the overall share capital by EUR 34,010 to EUR 295,595. The share capital increase was entered into the commercial register of the local court of Rostock on May 22, 2018.

As a result of the above, a share premium EUR 10,064k was received for the nine months ended September 30, 2018.

Notes to the interim condensed consolidated financial statements as of December 31, 2018 and September 30, 2019 and for the three months and nine months ended September 30, 2018 and 2019

10	Financial liabilities

10.1	Interest-bearing liabilities

in EUR k	December 31, 2018	September 30, 2019
Non-current liabilities
Non-current portion of secured bank loans	12,055	1,169
Municipal loans	860	860
Total non-current loans	12,915	2,029
Liabilities from leases	1,712	14,107
Total	14,627	16,136

Current liabilities
Current portion of secured bank loans	1,787	802
Bank overdrafts	1,915	3,460
Total current loans	3,702	4,262
Current portion of liabilities from leases	1,350	2,902
Total	5,052	7,164

Total loan and lease liabilities	19,679	23,300

Financial covenants apply to secured bank loans which stipulate quarterly targets for the Company’s solvency ratio and net debt ratio, as well as covenants related to revenue and EBITDA that are reset annually. The Group obtained formal waiver from the lenders for such covenants for the year ended December 31, 2018, as well as for the year ending December 31, 2019. Therefore the secured bank loans were disclosed as current and non-current liabilities based on the contractual maturity of such loans.

The following table is based on the original terms and conditions:

Conditions and statement of liabilities

The outstanding interest-bearing liabilities as of September 30, 2019 and December 31, 2018 have the following conditions:

in EUR k	Currency	Nominal interest rate	Maturity	December 31, 2018		September 30, 2019
				Nominal amount	Carrying amount	Nominal amount	Carrying amount
Secured bank loan	EUR	3.50%	2016-19	6	6	-	-
Secured bank loan	EUR	2.50%	2018-25	5,633	5,633	-	-
Secured bank loan	EUR	2.50%	2018-25	5,633	5,633	-	-
Secured bank loan	EUR	2.950%	2018-25	2,570	2,570	1,971	1,971
Finance lease liabilities	EUR	5.4%-8.9%	2018-23	3,062	3,062	-	-
Municipal loan	EUR	8.25%; plus 1.5% profit-related; 0.75% on losses	2021	500	500	500	500
Municipal loan	EUR	8%; plus 1.5% profit-related; 0.75% on losses	2022	360	360	360	360
Bank overdrafts	EUR	4.46%	Rollover	-	-	477	477
Bank overdrafts	EUR	3.75%	Rollover	1,915	1,915	2,068	2,068
Bank overdrafts	EUR	3.59%	Rollover	-	-	915	915
IFRS 16 lease liabilities	EUR	3.5%*,5.4%-8.9%	2018-31	-	-	17,009	17,009
Total interest-bearing financial liabilities				19,679	19,679	23,300	23,300

* represents the incremental borrowing rate of the Group at the commencement of the leases

Notes to the interim condensed consolidated financial statements as of December 31, 2018 and September 30, 2019 and for the three months and nine months ended September 30, 2018 and 2019

The secured bank loans are secured by trade and other receivables, including contract assets, with a carrying amount of EUR 13,683k (December 31, 2018: EUR 10,901k) (see note 7) and by the assignment of certain laboratory equipment. The secured bank loans were also secured by a land charge in the amount of EUR 19,910k as of December 31, 2018, which was released upon the completion of the sale and leaseback transaction.

Bank overdrafts of EUR 2,068k as of September 30, 2019 (December 31, 2018: EUR 1,915k) were secured by short-term deposits with a carrying amount of EUR 2,500k (December 31, 2018: EUR 1,500k) (see note 8).

The municipal loan due to MBMV (Mittelständische Bürgschaftsbank Mecklenburg-Vorpommern) of EUR 860k (December 31, 2018: EUR 860k) with a remaining term between 4 to 6 years and an interest rate of 8.25%/8% is secured by guarantees provided by the Group’s shareholders.

10.2	Lease liabilities

Liabilities from lease liabilities from IFRS 16 and, for 2018, financial leases have the following maturities:

in EUR k	Future minimum lease payments		Interest payments
	December 31, 2018	September 30, 2019	December 31, 2018	September 30, 2019
Less than one year	1,350	2,902	104	236
Between one and five years	1,712	5,113	76	686
More than five years	-	8,994	-	1,183

New leases entered into for the three months and nine months ended September 30, 2019 amounted to EUR 13,906k and EUR 14,946k respectively (financial leases: in the three months and nine months ended September 30, 2018: EUR 178k and EUR 178k respectively).

Notes to the interim condensed consolidated financial statements as of December 31, 2018 and September 30, 2019 and for the three months and nine months ended September 30, 2018 and 2019

10.3	Trade payables and other liabilities

in EUR k	December 31, 2018	September 30, 2019
Trade payables	5,429	8,709
Government grants (deferred income)	12,034	11,201
Liability for Virtual Stock Option Program	7,093	12,392
Deferred income	297	739
Amounts to be refunded to customers	111	99
Others	5,507	6,159
Trade payables and other liabilities	30,471	39,299
Non-current	11,240	9,913
Current	19,231	28,386

The investment-related government grants were received for the purchase property, plant and equipment for the research and development facilities in Mecklenburg-Western Pomerania, including the Rostock facility. The grants were issued in the form of investment subsidies as part of the joint federal and state program, ‘‘Verbesserung der regionalen Wirtschaftsstruktur’’ (improvement of the regional economic structure) in connection with funds from the European Regional Development Fund. Additional grants of EUR nil and EUR 341k were received in the three months and nine months ended September 30, 2019 respectively relating to construction of the Rostock facility in 2018 (in the three months and nine months ended September 30, 2018: EUR 977k and EUR 2,184k respectively).

In addition, other liabilities include personnel-related liabilities for vacation and bonuses totaling EUR 1,256k (December 31, 2018: EUR 1,955k) as well as liabilities for wage and church tax of EUR 593k (December 31, 2018: EUR 307k). Other liabilities also include costs relating to the initial public offering of EUR 2,533k (December 31, 2018: EUR 1,695k).

11	Share-based payments

At September 30, 2019, the Group had the following share-based payment arrangements.

Notes to the interim condensed consolidated financial statements as of December 31, 2018 and September 30, 2019 and for the three months and nine months ended September 30, 2018 and 2019

(i)	Virtual share option program 2016 (Cash-settled)

On July 1, 2016, the Group established a virtual share option program (‘‘2016 VSOP’’) that entitles the management board to grant virtual share options to individuals, in regard to services they provide and their continuous commitment to the Company. The 2016 VSOP allows the management board to grant up to 1,000,000 virtual options, representing 5% of the original 205,000 shares which are issued and owned by the original shareholders. The share options are subject to service conditions. Options that are not vested shall vest immediately in full upon an exit event. Under this program, holders of vested options are entitled to receive a direct cash payment from the Company, which is determined based on the exit price of the Company’s shares, upon the occurrence of any one of the following events (‘‘Exit event’’):

•	The completion of an Initial Public Offering (‘‘IPO’’)

•	The consummation of a sale and transfer of at least 75% of all existing shares of the Company by the existing shareholders to one or more purchasers, and whereby at least 50% of the consideration will be paid to shareholders in cash

•	The consummation of a sale and transfer of at least 75% of all existing shares of the Company by the existing shareholders to one or more purchasers, and whereby the total consideration paid to the shareholders consists of shares in the purchasers

The payment to the option holders will then be reimbursed by the original shareholders to the Company at the same time as the obligation to pay the options holders arises. A respective receivable against shareholders was recorded (see note 7). As this is a shareholder transaction, the respective receivable against shareholders was recorded against equity (capital reserve).

No options were granted or forfeited during the nine months ended September 30, 2019 (the nine months ended September 30, 2018: nil).

The weighted average remaining contractual life for the share options outstanding as at September 30, 2019 was 6.3 years (December 31, 2018: 7 years).

The weighted average fair value of options outstanding as of September 30, 2019 was EUR 3.33 (December 31, 2018: EUR 2.74). The range of exercise prices for options outstanding at the end of the period was EUR 1.0 to EUR 6.0 (as at December 31, 2018: EUR 1.0 to EUR 6.0).

The intrinsic value of the options vested as of September 30, 2019 was EUR 2,585k (December 31, 2018: EUR 2,169k)

Notes to the interim condensed consolidated financial statements as of December 31, 2018 and September 30, 2019 and for the three months and nine months ended September 30, 2018 and 2019

(ii)	Virtual share option program 2017 (Cash-settled)

In 2017, the Group established an additional virtual share option program (‘‘2017 VSOP’’) that entitles the management board to grant virtual share options to individuals, in regard to services they provide and their continuous commitment to the Company. The 2017 VSOP allows the management board to grant up to 29,560 virtual options, representing approximately 10% of the total shares which are issued and anticipated to be issued after additional investment by the investors. Under this program, holders of vested options are entitled to receive a direct cash payment from the Company, which is determined based on the exit price of the Company’s shares, upon the occurrence of any of the Exit events (as defined above) for the virtual share option program 2016. The vesting period shall be three years commencing on the day of grant, where one-third of the granted options shall be vested at the end of each year of grant. Upon an Exit event, the vesting of any unvested awards will be accelerated.

5,878 options with weighted average exercise price of EUR 1.0 were granted during the nine months ended September 30, 2019 (the nine months ended September 30, 2018: 5,328 options granted with weighted average exercise price of EUR 1.0).

The weighted average remaining contractual life for the share options outstanding as at September 30, 2019 was 7.3 years (December 31, 2018: 8 years).

The weighted average fair value of options outstanding as of September 30, 2019 was EUR 621.4 (December 31, 2018: EUR 540.3). The exercise price for options outstanding at the end of the period was EUR 1.0 (December 31, 2018: EUR 1.0).

The intrinsic value of the options vested as of June 30, 2019 was EUR 3,295k (December 31, 2018: EUR 2,722k).

Valuation of Options

The fair values of the virtual options have been calculated based on the enterprise value of the Company, which is determined by discounting the future cash flows to be generated by the Company, and using the Black-Scholes option pricing model.

Notes to the interim condensed consolidated financial statements as of December 31, 2018 and September 30, 2019 and for the three months and nine months ended September 30, 2018 and 2019

The key assumptions used in estimating the Company’s share price, which is a key input into the option pricing model used, are set out below. The values assigned to the key assumptions represent management’s assessment of future trends in the relevant industries and have been based on historical data from both external and internal sources.

The cash flow projections include specific estimates for ten years and a terminal growth rate thereafter.

in percent	September 30, 2018	September 30, 2019
Discount rate (%)	15.0	15.0
Terminal value growth rate (%)	2.0	2.0

The discount rate was a post-tax measure estimated based on the historical industry average weighted average cost of capital, with a possible debt leveraging of 0% - 5% (2018: 0% - 5%) at a market interest rate of 6% (2018: 6%).

The key assumptions used to derive the option value are set out below:

	September 30, 2018	September 30, 2019
Volatility (%)	60	70
Risk-free interest rate (%)	(0.7)	(0.7)
Dividend yield (%)	0	0
Option term (years)	0.4	0.1

Exit events were reflected in measurement based on the likelihood of their occurrence.

For the three months and nine months ended September 30, 2019, the Group recognised EUR 471k and EUR 5,299k, respectively, of share-based payment expense in the statement of comprehensive income (the three months and nine months ended September 30, 2018: EUR 2,779k and EUR 5,051k respectively).

12	Future payment obligations

The Group concluded agreements with suppliers, for goods and services to be provided subsequent to September 30, 2019 with a total payment obligation of EUR 1,456k (December 31, 2018: EUR 1,013k).

Notes to the interim condensed consolidated financial statements as of December 31, 2018 and September 30, 2019 and for the three months and nine months ended September 30, 2018 and 2019

13	Contingent Liabilities

In May 2016, the Company was informed in writing by the Universitair Medisch Centrum Utrecht (‘‘UMCU’’) that a claim had been initiated against UMCU regarding a prenatal diagnostic test that the Company conducted at their request which failed to identify a specific mutation present in a patient. On November 8, 2018, the UMCU and Neon Underwriting Limited formally filed a legal claim in the local court in Rostock, Germany against the Company alleging that the Company’s negligence in performing the test resulted in the misdiagnosis of the patient. UMCU is seeking recovery for compensatory damages as a result of the alleged misdiagnosis. By court order of November 8, 2018 the Regional Court of Rostock set the amount in dispute at EUR 880k.

On November 12, 2018, the Company submitted a notice to the Regional Court of Rostock of the intention to defend against the claim. On January 3, 2019, the Company filed a motion to dismiss in which the Company denied the merits of the claim. UMCU and Neon Underwriting Limited responded to this motion on March 15, 2019 with a statement of reply, and the parties made several court filings setting out their arguments since. By order dated June 3, 2019, the Regional Court of Rostock provided a first set of questions to be answered by an expert witness. Following a request by the Court, the Director of the Institute of Genetics at the University of Bonn recommended a professor for human genetics from the university of Aachen be appointed as an expert witness in this case. The Company agreed to such recommendation.

The Company intends to continue to rigorously defend its position and considers that it is not probable the legal claim towards the Company will be successful and as a result has not recognized a provision for this claim as of September 30, 2019. In addition, in case a settlement would be required, the Company believes that the corresponding liability will be fully covered by the respective existing insurance policies.

Notes to the interim condensed consolidated financial statements as of December 31, 2018 and September 30, 2019 and for the three months and nine months ended September 30, 2018 and 2019

14	Subsequent Event

On November 7, 2019, the Group completed a corporate reorganization in connection with the IPO in the United States, and Centogene N.V. became the holding company of Centogene AG, and therefore the parent company of the Group. The authorized share capital of Centogene N.V. amounted to EUR 9,480k, divided into 79,000,000 common shares, each with a nominal value of EUR 0.12. The issued share capital of Centogene N.V. amounted to EUR 1,903k, representing 15,861,340 shares in exchange of the 322,007 issued and outstanding common and preferred shares of Centogene AG.

On November 7, 2019, Centogene N.V. increased its share capital by EUR 480k in conjunction with the IPO, representing 4,000,000 shares offered on the Nasdaq Global Market at a price of USD 14. The net proceeds of the IPO, after underwirting discounts and commissions, were USD 52,080k (EUR 46,800k).

On the same day, a transfer agreement was executed between the holders of 2017 VSOP, Centogene AG and Centogene N.V., according to which the 2017 VSOP was terminated without any cash settlement. Instead, the holders of 2017 VSOP received share options of Centogene N.V. The total number of share options received by holders of 2017 VSOP amounted to 805,308 options, which was calculated with referenced to the conversion ratio of shares of Centogene AG to Centogene N.V.

Each share option represents one common share of Centogene N.V. with an exercise price equal to the nominal price of Centogene N.V. (EUR 0.12) and is vested immediately. The share options have a contractual life of 10 years and are exercisable 180 days after the IPO.

These condensed interim consolidated financial statements were approved by management on December 5, 2019.